BB 3/8

SECU [barcode obscured] SION

06003989

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | January 31, 2007 |
| Estimated average burden hours per response | 12.00 |

AP 3/13

| SEC FILE NUMBER |
|---|
| 8- 66528 |

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2006 WASH., D.C. 203

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 11/7/04 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ivy League Financial Services, Inc

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 W Broadway # 116
(No. and Street)

Tempe (City) AZ (State) 85282 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ted Beer 602-300-3505
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cytryn, Morton E
(Name – if individual, state last, first, middle name)

100 Merrick Rd (Address) Rockville Centre (City) NY (State) 11570 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 30 2006 THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Ted Beer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ivy League Financial Services, Inc, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

[signature]
Signature

Principal
Title

[signature]
Notary Public

DAVID WELLS
Commission # 1448399
Notary Public - California
Los Angeles County
My Comm. Expires Oct 30, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# IVY LEAGUE FINANCIAL SERVICES INC

## FINANCIAL STATEMENTS

## FOR THE YEAR ENDED DECEMBER 31, 2005

MORTON E. CYTRYN
CERTIFIED PUBLIC ACCOUNTANT

100 MERRICK ROAD
ROCKVILLE CENTRE, N.Y. 11570
TELEPHONE (516) 766-6464
FAX (516) 766-6520

Ivy League Financial Services, Inc.
500 West Broadway
Tempe, Az. 85282

I have audited the accompanying balance sheet of Ivy League Financial Services, Inc. as of December 31, 2005, and the related statements of Income and Deficit for the year ended 2005. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Financial Statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ivy League Financial Services, Inc. as of December 31, 2005 and the results of its operations for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Very truly yours,

MORTON E. CYTRYN
CERTIFIED PUBLIC ACCOUNTANT
February 15, 2006

IVY LEAGUE FINANCIAL SERVICES INC
STATEMENT OF ASSETS, LIABILITIES, AND EQUITY - CASH BASIS
DECEMBER 31, 2005

## ASSETS

| | | | |
|---|---|---|---|
| CURRENT ASSETS | | | |
| CASH | | $ 6,013 | |
| TOTAL CURRENT ASSETS | | | $ 6,013 |
| PROPERTY AND EQUIPMENT | | | |
| BUILDINGS | $ 3,648 | | |
| LESS-ACCUMULATED DEPRECIATION | 3,648 | 0 | |
| TOTAL PROPERTY AND EQUIPMENT | | | |
| TOTAL ASSETS | | | $ 6,013 |

## LIABILITIES

| | | |
|---|---|---|
| SHAREHOLDERS' EQUITY | | |
| CAPITAL STOCK | $ 16,400 | |
| RETAINED EARNINGS - (DEFICIT) | (10,387) | |
| TOTAL SHAREHOLDERS' EQUITY | | $ 6,013 |
| TOTAL LIABILITIES/SHAREHOLDERS' EQUITY | | $ 6,013 |

IVY LEAGUE FINANCIAL SERVICES INC
STATEMENT OF RETAINED EARNINGS - CASH BASIS
FOR THE YEAR ENDED DECEMBER 31, 2005

| | | |
|---|---|---|
| RETAINED EARNINGS - JANUARY 1, 2005 | $ | 0 |
| ADD - NET LOSS FOR THE YEAR ENDED DECEMBER 31, 2005 | | (10,387) |
| RETAINED EARNINGS - DECEMBER 31, 2005 - (DEFICIT) | $ | (10,387) |

# IVY LEAGUE FINANCIAL SERVICES INC
## STATEMENT OF REVENUES AND EXPENSES - CASH BASIS
## FOR THE YEAR ENDED DECEMBER 31, 2005

| | | |
|---|---|---|
| OPERATING REVENUES - SCHEDULE A | $ | 38,156 |
| GENERAL/ADMINISTRATIVE EXPENSES - SCHEDULE B | | 48,543 |
| OPERATING PROFIT | | (10,387) |
| NET LOSS | $ | (10,387) |

IVY LEAGUE FINANCIAL SERVICES INC
SUPPORTING SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2005

## SCHEDULE A - OPERATING REVENUES

| | | |
|---|---|---|
| SALES | $ | 38,156 |
| TOTAL OPERATING REVENUES | $ | 38,156 |

## SCHEDULE B - GENERAL AND ADMINISTRATIVE

| | | |
|---|---|---|
| SALARIES-OFFICERS | $ | 8,117 |
| DEPRECIATION | | 3,648 |
| LEGAL AND ACCOUNTING | | 2,745 |
| OFFICE EXPENSE | | 8,087 |
| RENT | | 2,275 |
| MEMBERSHIP & BROKER DEALER FEES | | 5,889 |
| SELLING EXPENSE | | 8,429 |
| PRE-OPENING COSTS | | 8,732 |
| PAYROLL TAXES | | 621 |
| TOTAL GENERAL AND ADMINISTRATIVE EXPENSE | $ | 48,543 |

# IVY LEAGUE FINANCIAL SERVICES INC
## STATEMENT OF CASH FLOWS - CASH BASIS
## FOR THE YEAR ENDED DECEMBER 31, 2005

| | | | |
|---|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | | |
| NET LOSS, PER INCOME STATEMENT | | $ (10,387) | |
| ADD: | | | |
| DEPRECIATION | $ 3,648 | 3,648 | |
| | | $ (6,739) | |
| NET CASH FLOW FROM OPERATING ACTIVITIES | | | $ (6,739) |
| CASH FLOWS FROM INVESTING ACTIVITIES: | | | |
| LESS: CASH PAID - EQUIPMENT AND OTHER ASSETS | | $ 3,648 | |
| NET CASH FLOW USED FOR INVESTING ACTIVITIES | | | $ (3,648) |
| CASH FLOWS FROM FINANCING ACTIVITIES: | | | |
| ADD: | | | |
| DECREASE IN OTHER ASSETS | $ 8,732 | $ 8,732 | |
| NET CASH FLOW PROVIDED BY FINANCING ACTIVITIES | | | $ 8,732 |
| DECREASE IN CASH | | | $ (1,655) |
| CASH AT THE BEGINNING OF THE YEAR | | | 7,668 |
| CASH AT THE END OF THE YEAR | | | $ 6,013 |

| | |
|---|---|
| Adjusted Net Worth | $6,013 |
| Less Non-Allowable Assets | |
| Equals Net Capital | $6,013 |
| Less Net Capital Requirement | $5,000 |
| Equals Excess Net Capital | $1,013 |